August 13, 2019


John V. O'Hanlon, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

         Re: Hartford Schroders Opportunistic Income Fund, File Nos. 333-232663; 811-23457

Dear Mr. O'Hanlon:

         We have reviewed the registration statement for Hartford Schroders Opportunistic
Income Fund (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on
July 16, 2019, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    1. We note that you submitted an application for exemptive relief on February 25, 2019 in connection with the registration statement in order to issue multiple classes of shares.
       Please keep us informed regarding the ongoing status of the application.

COVER PAGE

    2. The Fund should include a cross-reference to those sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

PROSPECTUS

Principal Investment Strategies

    3. The disclosure states that "The Fund may originate loans . . . ." Please also disclose the
       following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

 John V. O'Hanlon, Esq.

      August 13, 2019

           a. Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

           b. Description of the Fund's underwriting standards for these loans;

           c. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

           d. Whether the Fund will set up its own online lending platform to originate these loans, or if the Fund will purchase any of the loans through an online lending platform; and

           e. Any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund's assets).

    4. Please confirm to us that expenses incurred by the Fund in originating loans are reflected in the fee table. Please also disclose a separate line item in the fee table for loan servicing expenses.

    5. Tell us whether the Fund expects to originate subprime loans. If so, please disclose (1) to what extent the Fund expects to do so; and (2) any unique risks. We may have more comments after reviewing your response.

    6. Please respond to the following comments regarding the Fund's procedures for valuing originated loans and liquidity. We may have more comments after reviewing your response.

           a. Confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value;

           b. Disclose that (i) originated loans will be valued on an individual loan level, (ii)
              fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as net asset value is calculated and
(iii) the type of
              information that will be used to value the loans; and

           c. How the Fund will comply with Rule 23c-3(b)(10)(i) under the 1940 Act, which requires the Fund to maintain liquid assets to meet its repurchase obligations. In your response, confirm that the originated loans will be considered illiquid for this purpose.

    7. The disclosure states, "The Fund may also use leverage (i.e., borrow through the use of reverse repurchase transactions or derivatives transactions or through a bank) as part of
       the portfolio management process, subject to the limits of the 1940 Act." Add a cross

John V. O'Hanlon, Esq.

    August 13, 2019
       reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

    8. The disclosure states that the Sub-Adviser "considers certain environmental, social and/or governance (ESG) factors when assessing investment opportunities as long as those factors are consistent with the Fund's investment strategy." The language does allow an investor to understand that the Fund's investments reflect ESG factors. Please enhance this disclosure by discussing more specifically how and when the Sub-Adviser uses ESG factors (e.g., by reference to a third-party rating or a screen), what factors are considered, and when those factors would and would not be "consistent with the Fund's investment strategy."

Pricing Table

    9. In the pricing table, you should consider adding a footnote to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.

    10. Amounts borrowed to pay offering costs should be shown as a sales load.

Summary of Terms--Share Repurchase Program

    11. Please confirm to the staff that the Fund will not issue in-kind securities in exchange for shares purchased from investors during the periodic repurchase periods.

Summary of Fees and Expenses

    12. The fee table required by Item 3.1 of Form N-2 should state, as a specific caption under shareholder transaction expenses, the amount of any fees to be charged to shareholders in connection with the repurchase of their shares by the registrant.

    13. Confirm interest and dividend expenses paid in connection with securities sold short will be included in other expenses in the fee table.

    14. If acquired fund fees and expenses ("AFFE") are expected to exceed .01% of the Fund's average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for "Other Expenses" in the table. See Item 3, Instruction 10 of Form N-2.

Use of Proceeds

    15. Please disclose any minimum required offering proceeds in order to begin operating the
        Fund. Also, disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

John V. O'Hanlon, Esq.

    August 13, 2019

Types of Investments and Related Risks--Repurchase Offers Risks

    16. Bolster the disclosure by adding language regarding the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets. See
        Guide 10 to Form N-2.

Types of Investments and Related Risks--Loans and Loan Participations Risk

    17. Please consider whether the expected discontinuation of LIBOR is a principal risk for the
        Fund that should be given greater prominence. If you believe it is not, explain to us why.
        Please tailor your existing disclosure to describe more specifically how the expected discontinuation of LIBOR could affect the Fund's investments, or explain to us why you believe your existing disclosure is adequate. For example, additional disclosure could discuss (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR. See Staff Statement on LIBOR Transition (July 12,
        2019), available at:
https://www.sec.gov/news/public-statement/libor-transition.

Share Repurchase Program

    18. If the Fund will set aside cash to meet its requirements under Rule 23c-3 of the 1940 Act, please confirm that such cash will not include cash generated from selling additional shares or from income expected to be received during the tender period.

    19. Please note that Rule 23c-2 under the 1940 Act requires interval funds to file Form N-
        23C-2 prior to making a repurchase and the staff will have the opportunity to review and comment on these filings.

Prior Performance of the Sub-Adviser

    20. The disclosure states, "The following tables present the past performance of a composite of certain accounts (emphasis added) managed by Schroder Investment Management
        North America Inc., which serves as the sub-adviser to the Fund. The Schroder
        Opportunistic Long/Short Securitized composite consists of all fee paying accounts
        (emphasis added) under discretionary management by Schroders in the Schroder
        Opportunistic Long/Short Securitized investment strategy that have investment objectives, policies and strategies substantially similar to those of the Fund." Confirm that the composite includes all accounts managed by the sub-adviser that have substantially similar objectives, policies and investment strategies as the Fund.

    21. We note that the registration statement includes limited disclosure on shorting, which suggests that shorting will not be a principal strategy of the Fund. In light of this, explain

John V. O'Hanlon, Esq.

    August 13, 2019
         to us in greater detail why you believe the Fund has substantially similar objectives, policies, and investment strategies as the Schroder Opportunistic Long/Short Securitized
         composite. In your response, you should specifically address the significance of shorting to both the Fund and the accounts in the composite.

      22. The Fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment
          Advisers Act.

GENERAL COMMENTS

      23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

      24. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

      25. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the
          Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

      26. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.


Sincerely,

                                                                      /s/
Deborah L. O'Neal

                                                                      Deborah
L. O'Neal
                                                                      Senior
Counsel

cc:      Keith A. OConnell, Branch Chief
         Michael J. Spratt, Assistant Director